UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Departure of Chairman

Mr. Shaoyun Han, the Chairman of the board of directors (the “Board”) of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from his positions as the chairman and a member of the Board, for personal reasons, effective on November 3, 2025. Mr. Han’s resignation was not a result of any disagreement with the Company on any matter relating to its accounting, operations, policies or practices.

The Board is in the process of identifying qualified candidates to fill the positions. The Company intends to conduct a thorough search and anticipates making the necessary appointment in due course. The Company will act promptly to ensure compliance with the Nasdaq listing rules and all other applicable rules and regulations in a timely manner.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: November 6, 2025

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